SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                  MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemangement Solutions Ltd.



6-K Items

     1. Press Release re MTS First Quarter 2005 Revenues Increase 16% Year-Over-Year dated May 5, 2005.


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                                                                          ITEM 1

Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS First Quarter 2005 Revenues Increase 16% Year-Over-Year

Thursday May 5, 8:30 am ET

- Revenues Grow 6% Sequentially -

RA'ANANA, Israel, May 5 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of Operations Support Systems (OSS) for comprehensive Telecommunication Management and Customer Care & Billing solutions, today reported its financial results for the first quarter of 2005, ended March 31, 2005.

Revenues for the first quarter were $2.73 million, which represents a 16% increase over the $2.36 million reported in the first quarter of 2004 and a 6% increase sequentially. Net loss for the quarter was $2.03 million, or $(0.44) per share, compared with the net loss of $197,000, or $(0.04) per share, reported for the first quarter of 2004.

Eytan Bar, President and Chief Executive Officer commented, "MTS successfully executed its growth strategy for the third straight quarter. In Q1, we experienced sales growth in our products to the service provider and carrier markets, and we also maintained momentum and growth in our new offerings to the enterprise market. Moreover, we achieved this growth while effectively integrating the Teleknowledge technology, employees, customers, channels and installed base into MTS' systems and capabilities."

Gross profit for the first quarter increased slightly to $1.89 million, compared with the $1.82 million reported in the first quarter of 2004.

Research and development expenses for the quarter were $1.34 million, compared to $0.53 million reported in the first quarter of 2004 and $0.85 million reported in the fourth quarter of 2004. The sharp increase in R&D expenses in the quarter was primarily the result of costs associated with the integration of the recently acquired TeleKnowledge R&D group, as well as to the Company's continuing investment in product development.

Selling and marketing expenses for the quarter were $1.53 million, which represents a 35% increase over the same period last year, but a 24% reduction sequentially. This reduction is the result of MTS' commitment to bring spending more in line with revenue generation and focusing on the growing areas.

MTS ended the quarter with approximately $3.3 million in cash and cash equivalents, including marketable securities.

"The investments we made in R&D and sales and marketing over the last year are now supporting our expansion initiatives into the enterprise market, as well as enabling us to capitalize on opportunities in the service provider and carrier markets," continued Mr. Bar. "We believe these investments further strengthen the foundation MTS has laid for growth and market share gains and position us well for the future. We remain committed to bringing spending more in line with revenue generation, and therefore, continue to expect to meet our target of break even by the end of this year."

Conference Call Information

MTS will conduct a teleconference to discuss the first quarter results on Thursday, May 5, at 11:00 AM Eastern Time (18:00 Israel Time). To access the call, please dial 1-8877-270-4109 from the US or Canada (toll free), 1-809-457-877 from Israel (toll free), or 1-706-679-0560 from other locations approximately 5-10 minutes prior to the starting time. A replay of the call also will be available from 2:00 PM ET on Thursday, May 5, 2005, until 11:59 PM ET on Thursday, May 12. To access the replay please, dial 1-800-642-1687 from the US or Canada (toll free), 1-800-945-8731 from Israel (toll free), or 1-706-645-9291 from other locations and enter conference ID#5846956.

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated billing, web-based self-provisioning and other revenue-generating applications.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ SmallCap Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com .

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

    CONTACT:

     Company                                Investor Relations:
     Shlomi Hagai                           Kathy Price
     Corporate COO & CFO                    Managing Director
     MTS - MER Telemanagement Solutions     The Anne McBride Company, Inc.
     Tel: +972-9762-1733                    Tel: 212-983-1702 ext. 212
     Email: Shlomi.Hagai@mtsint.com         Email: kprice@annemcbride.com


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            MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                          U.S. Dollars in thousands

                                                    March 31,   December 31,
                                                        2005           2004
                                                   Unaudited
    ASSETS

    CURRENT ASSETS:
    Cash and cash equivalents                         $2,581         $3,814
    Marketable securities                                695          1,057
    Trade receivables, net                             1,441          1,348
    Other accounts receivable and prepaid expenses       453            391
    Inventories                                          192            178

    Total current assets                               5,362          6,788

    LONG- TERM INVESTMENTS:
    Investment in an affiliate                         1,987          2,119
    Long-term loans, net of current maturities            36             45
    Severance pay fund                                   604            535
    Other investments                                    373            373

    Total long-term investments                        3,000          3,072

    PROPERTY AND EQUIPMENT, NET                          604            581

    OTHER ASSETS:
    Goodwill                                           3,446          3,415
    Other intangible assets, net                       1,268          1,394
    Deferred income taxes                                 73             73

    Total other assets                                 4,787          4,882

    Total assets                                     $13,753        $15,323


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            MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                U.S. Dollars in thousands (except share data)

                                                    March 31,    December 31,
                                                        2005            2004
                                                   Unaudited
    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
    Trade payables                                     $ 841           $ 719
    Accrued expenses and other liabilities             2,237           2,042
    Deferred revenues                                  1,309           1,254

    Total current liabilities                          4,387           4,015

    LONG-TERM LIABILITIES:
    Accrued severance pay                                754             651

    Total long-term liabilities                          754             651

    SHAREHOLDERS' EQUITY:
    Share capital -
     Ordinary shares of NIS 0.01 par value -
      Authorized: 12,000,000 shares; Issued:
      4,648,804 shares at March 31, 2005
      and December 31,2004; Outstanding: 4,638,004
      shares at March 31, 2005 and December 31, 2004      14              14
    Additional paid-in capital                        12,966          12,879
    Treasury shares                                      (29)            (29)
    Deferred stock compensation                         (191)           (208)
    Accumulated other comprehensive income               233             348
    Accumulated deficit                               (4,381)         (2,347)

    Total shareholders' equity                         8,612          10,657

    Total liabilities and shareholders' equity       $13,753         $15,323



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            MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                U.S. Dollars in thousands (except share data)

                                                       Three months ended
                                                      March 31,      March 31,
                                                        2005           2004
                                                            Unaudited


    Revenues                                         $2,726          $2,359
    Cost of revenues                                    838             541

    Gross profit                                      1,888           1,818

    Operating expenses:
    Research and development                          1,343             534
    Selling and marketing                             1,527           1,125
    General and administrative                        1,045             397

    Total operating expenses                          3,915           2,056

    Operating loss                                   (2,027)           (238)
    Financial income, net                                19              27
    Other income (expenses), net                          2             (32)


    Loss before equity in earnings (losses)
     of affiliate                                    (2,006)           (243)
    Equity in earnings (losses) of affiliate            (28)             46

    Net loss                                        $(2,034)          $(197)

    Net loss per share:
     Basic and diluted net loss per Ordinary share   $(0.44)         $(0.04)

    Weighted average number of Ordinary shares
     used in computing basic and diluted
     net loss per share                           4,638,004       4,624,804

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date:  May 10, 2005